UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Stellent, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85856W105

(CUSIP Number)

Steven M. Johnson

Optika Inc.

7450 Campus Drive, Suite 200

Colorado Springs, Colorado 80920

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 6839731 10 1	13D	Page 2 of 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Optika Inc. 95-4154552

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power N/A 8. Shared Voting Power 3,050,882 shares of common stock(1) 9. Sole Dispositive Power N/A 10. Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,050,882 Shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 13.34%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Beneficial ownership of 2,376,329 shares and options to purchase 674,553 shares exercisable within 60 days of January 27, 2004 of the common stock, par value $0.01 per share (the “Stellent Common Stock”), of Stellent, Inc., a Minnesota corporation (“Stellent”), referred to herein is being reported hereunder solely because Optika Inc., a Delaware corporation (“Optika”), may be deemed to have beneficial ownership of such shares as a result of the voting agreements described in Item 4. Neither the filing of this statement nor any of its contents will be deemed to constitute an admission by Optika that it is the beneficial owner of any of the Stellent capital stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The calculation of the foregoing percentage is based on 22,192,264 shares of Stellent Common Stock outstanding as of January 11, 2004 as represented by Stellent and the issuance of 674,553 shares of Stellent Common Stock upon the exercise of outstanding options that either are vested or will vest within 60 days of January 27, 2004 as identified in note 1 above.

This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed with the SEC on January 21, 2004 by Optika relating to the Stellent Common Stock. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following thereto:

Pursuant to Amendment No. 1 dated as of January 27, 2004 (“Amendment No. 1”), the Voting Agreement was amended by each of the parties thereto so as to provide that, notwithstanding anything to the contrary in the Voting Agreement, until such time as Optika’s acquisition of the beneficial ownership of shares of Stellent common stock shall have received the approvals required under Section 302A.673, subd. 1, of the Minnesota Statutes (the “Minnesota Control Share Statute”), neither the Voting Agreement nor the irrevocable proxies delivered pursuant thereto shall represent, in the aggregate, more than 9.9% of the outstanding shares of Stellent Common Stock. A copy of Amendment No. 1 is attached hereto as Exhibit 1. As a result of Amendment No. 1, Optika’s beneficial ownership interest in the Stellent Common Stock may be deemed to have decreased from 13.34% as of January 11, 2004 to 9.9% as of January 27, 2004.

On January 28, 2004, an independent committee of the board of directors of Stellent approved, in accordance with the Minnesota Control Share Statute, Optika’s acquisition of the beneficial ownership of shares of Stellent’s common stock under the Voting Agreement and the irrevocable proxies delivered pursuant thereto. As a result of this Stellent board action and in accordance with Amendment No. 1, Optika’s beneficial ownership may be deemed to have increased from 9.9% as of January 27, 2004 to 13.34% as of January 28, 2004, and therefore identical to the beneficial ownership reported by Optika in the 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 of this Amendment No. 1.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the matters disclosed in response to Items 4 and 5 above, neither Optika nor, to the best of its knowledge, any of its officers or directors is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Stellent, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Notwithstanding the foregoing, Optika is obligated to pay Revolution Partners for investment banking and financial advisory fees in connection with the Merger.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Amendment No. 1 to Voting Agreement, dated as of January 27, 2004, among certain officers of Stellent, Inc. and Optika Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 30, 2004	OPTIKA INC.

/s/ Steven M. Johnson
Steven M. Johnson Executive Vice President, Chief Financial Officer and Secretary